Exhibit 3

Queen’s Gambit Holdings LLC

55 Hudson Yards, 44th Floor

New York, NY 10001

July 28, 2021

Queen’s Gambit Growth Capital

55 Hudson Yards, 44th Floor

New York, NY 10001

Re:    Sponsor Letter

Ladies and Gentlemen:

This letter (this “Sponsor Letter”) is being delivered to you in accordance with that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated, or otherwise modified from time to time in accordance with its terms), by and among Swvl Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Pivotal Holdings Corp, a company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of the Company (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned Subsidiary of Holdings, and Pivotal Merger Sub Company II, a company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of SPAC (the “Business Combination Agreement” and the transactions contemplated therein the “Business Combination”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

Queen’s Gambit Holdings LLC, a Delaware limited liability company (“Sponsor”), currently is the record owner of 8,625,000 SPAC Class B Ordinary Shares and 5,933,333 outstanding warrants of the SPAC (“SPAC Warrants”), which were acquired in a private placement that occurred simultaneously with the consummation of SPAC’s initial public offering (collectively, the “Sponsor Equity”).

In order to induce the Company and SPAC to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor agrees as follows:

1)	The Sponsor unconditionally and irrevocably agrees that it shall:

a)

at any duly called meeting of the shareholders of SPAC (or any adjournment or postponement thereof), and in any action by written resolution of the shareholders of SPAC requested by the SPAC Board or undertaken as contemplated by the Business Combination Agreement:

i.

if such a meeting of shareholders is held, appear at such meeting, in person or by proxy, or otherwise cause all of the Covered Shares (as further defined herein) to be counted as present thereat for purposes of establishing a quorum; and

ii.

vote or consent (or cause to be voted or consented), in person or by proxy or consent, all of the Covered Shares (I) in favor of the adoption of the Business Combination Agreement and approval of the Transactions (and any actions required in furtherance thereof), (II) in favor of the Required SPAC Proposals set forth in the Proxy Statement, (III) for any proposal to adjourn or postpone the applicable meeting to a later date if (and only if) there are not sufficient votes for approval of the Business Combination Agreement and any other Required SPAC Proposals related thereto as set forth in the Proxy Statement on the date on which such meeting is held, and (IV) against the following actions or proposals: (A) any SPAC Alternative Transaction or any proposal in opposition to approval of the Business Combination Agreement or the other Required SPAC Proposals or in competition with or inconsistent with the Business Combination Agreement; (B) (1) any change in the present dividend policy or capitalization of SPAC or any amendment to the SPAC Articles of Association, except to the extent expressly contemplated by the Business Combination Agreement or any Required SPAC Proposal, (2) any liquidation, dissolution or other change in SPAC’s corporate structure or business, except to the extent expressly contemplated by the Business Combination Agreement or any Required SPAC Proposal, (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor hereunder or (4) any other action or proposal involving SPAC or any of its subsidiaries that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions; and (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any representation, warranty, covenant, obligation or agreement of SPAC contained in the Business Combination Agreement;

b)

not redeem, elect to redeem or tender or submit for redemption any Covered Shares (or Holdings Common Shares received as consideration therefor) pursuant to or in connection with the Redemption Rights or otherwise; and

c)

shall, and shall procure that each holder of Holdings Common Shares B immediately following the SPAC Merger Effective Time but prior to the conversion of such shares pursuant to Article 14 of the Holdings A&R Articles shall, deliver to Holdings and the Company, a unanimous written resolution of the holders of Holdings Common Shares B in form and substance to the written resolution attached hereto at Schedule 1, pursuant to which the New Board shall be validly appointed as the directors of Holdings in accordance with Section 7.16 of the BCA, with such appointments to take effect immediately following the Company Merger Effective Time.

Prior to any termination of the Business Combination Agreement in accordance with its terms, the Sponsor shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Sponsor Letter.

The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not any of the Transactions or any action described above is recommended by the SPAC Board or any committee thereof.

2)

Except as provided herein, the Sponsor hereby agrees and acknowledges that the terms set forth in the letter agreement, dated January 19, 2021, by and between the Sponsor and SPAC (the “Letter Agreement”) shall continue to be in effect and are binding against the Sponsor, and neither the Sponsor nor SPAC shall amend, modify, limit or terminate such obligations without the prior written consent of the Company (which may be given in its sole discretion). Section 7 of the Letter Agreement is hereby replaced in its entirety as follows (“Amended Section 7”):

“(a) Subject to the exceptions set forth herein, from and after the consummation of the Company Merger, the Sponsor agrees not to transfer, assign or sell, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction (whether settled by delivery of securities, cash or otherwise) with respect to (collectively, “Transfer”), any Holdings Common Shares A, held by it, him or her until the earlier of (i) the date that is one year after the consummation of the Company Merger and (ii) the first date on which the last sale price of the Holdings Common Shares A equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the consummation of the Company Merger (the “Lock-up”).

(b) Subject to the exceptions set forth in clause (c), Sponsor agrees not to transfer, assign or sell any Holdings Warrants or Holdings Common Shares A underlying such warrants held by it until 30 days after the completion of the Company Merger.

(c) Notwithstanding the provisions set forth in clauses (a) and (b), Transfers of the Holdings Warrants and Holdings Common Shares A (including Holdings Common Shares A underlying such warrants) that are held by the Sponsor or any of its permitted transferees (that have complied with any applicable requirements of this clause (c)), are permitted: (i) in the case of the Sponsor or its permitted transferees, to Holdings’ officers or directors, any affiliates or family members of any of Holdings’ officers or directors, the Sponsor, any members of the Sponsor or their affiliates or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to members of the individual’s immediate family, to a charitable organization or to a trust, the beneficiary (or beneficiaries) of which is one or more of the individual, a member of the individual’s immediate family, an affiliate of such person or a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the British Virgin Islands, as applicable; (vi) by pledging, hypothecating or otherwise granting a security interest in Holdings Common Shares A or securities convertible into, exchangeable for or that represent the right to receive Holdings Common Shares A to one or more lending institutions as collateral or security for any bona fide loan, advance or extension of credit and any transfer upon foreclosure upon such Holdings Common Shares A or such securities including any subsequent transfer of such Holdings Common Shares A or such securities to such lender or collateral agent or other transferee in connection with the exercise of remedies under such loan or extension of credit; (vii) with respect to any Holdings Warrants or Holdings Common Shares A acquired after the consummation of the Company Merger; (viii) in the case of the Sponsor on whom (or on whose direct or indirect owners) any income tax obligations are imposed as a result of the Transactions, in an amount necessary to satisfy such Sponsor’s good faith estimate of such income tax obligations; or (ix) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Holdings shareholders having the right to exchange their Holdings Common Shares A for cash, securities or other property subsequent to the consummation of the Company Merger; provided, however, that in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement agreeing to be bound by these Transfer restrictions.

(d) Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated, or otherwise modified from time to time in accordance with its terms), by and among Swvl Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), the Company, Pivotal Holdings Corp, a company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of Swvl (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings, and Pivotal Merger Sub Company II, a company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of the Company.”

3)

The Sponsor agrees that, after the date hereof, and until the Company Merger Effective Time, it shall not directly or indirectly, without the prior written consent of the Company, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, any Covered Shares (or Holdings Common Shares received as consideration therefor) or otherwise agree to do any of the foregoing, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Covered Shares (or Holdings Common Shares received as consideration therefor) that conflicts with any of the covenants or agreements set forth in this Sponsor Letter or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b).

4)

The Sponsor hereby agrees that, except as permitted or required by the Business Combination Agreement, during the period commencing on the date hereof and ending at the Closing, the Sponsor shall not modify or amend any contract between or among Sponsor, anyone related by blood, marriage or adoption to the Sponsor or any affiliate of the Sponsor (other than SPAC and its Subsidiaries), on the one hand, and SPAC or any of SPAC’s Subsidiaries, on the other hand.

5)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act, (ii) “Covered Shares” means any SPAC Class A Ordinary Shares or SPAC Class B Ordinary Shares held of record or beneficially by the Sponsor and (iii) “Related Parties” means, as to any person, such person’s limited partners, general partners, directors, members, shareholders, officers, employees, agents, advisors, representatives, successors and assigns.

6)

This Sponsor Letter, the Letter Agreement, the Business Combination Agreement, the Ancillary Documents and the other agreements referenced herein and therein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Letter may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

7)

Subject to, and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the SPAC Articles of Association and the Holdings A&R Articles, as applicable, the Sponsor hereby irrevocably and unconditionally waives and agrees not to assert or perfect any rights to adjustment or other anti-dilution protection with respect to the rate that the SPAC Class B Ordinary Shares held by it convert into SPAC Class A Ordinary Shares pursuant to Sections 14-18 of the SPAC Articles of Association, the rate that the Holdings Common Shares B (which it will receive in the SPAC Merger) held by it convert into Holdings Common Shares A pursuant to Sections 14-18 of the Holdings A&R Articles or any other adjustment or anti-dilution protections that arise in connection with the transactions contemplated by the Business Combination Agreement.

8)

No party hereto may, except as set forth herein, assign either this Sponsor Letter or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Letter shall be binding on the Sponsor, SPAC and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

9)

Nothing in this Sponsor Letter shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Letter or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Letter shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10)

This Sponsor Letter may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11)

This Sponsor Letter shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Letter or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Letter a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12)

Sections 10.06 (Governing Law) and 10.07 (Waiver of Jury Trial) of the Business Combination Agreement are incorporated herein and shall apply to this Sponsor Letter mutatis mutandis, except with respect to the amendment and restatement of Section 7 of the Letter Agreement and the Amended Section 7 of the Letter Agreement set forth in paragraph 2 hereof, as to which Section 14 of the Letter Agreement shall continue to apply.

13)

Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Letter shall be in writing and shall be sent or given in accordance with the terms of Section 10.01 of the Business Combination Agreement to the applicable party at the addresses set forth in therein (or, in the case of the Sponsor, to 55 Hudson Yards, 44th Floor, New York, NY 10001, Attention: Victoria Grace, or by email at: victoria@collecapital.com).

14)

This Sponsor Letter shall terminate upon the earlier of (a) the Company Merger Effective Time and (b) the termination of the Business Combination Agreement in accordance with its terms prior to the Closing. Notwithstanding the foregoing or anything to the contrary in this Sponsor Letter, (i) the termination of this Sponsor Letter shall not affect any liability on the part of any party for a Willful Breach of any covenant or agreement set forth in this Sponsor Letter prior to such termination or for Fraud, (ii) clause (a) of paragraph 19 (solely to the extent that it relates to Section 7.05(b) of the Business Combination Agreement) shall survive any termination of this Sponsor Letter, (iii) clause (a) of paragraph 19 (solely to the extent that it relates to Section 7.11 (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Sponsor Letter pursuant to clause (a) of this paragraph 14, (iv) paragraphs 2, 6, 7, 8 and 18 shall survive any termination of this Sponsor Letter pursuant to clause (a) of this paragraph 14 and (v) paragraphs 9, 10, 11, 12, 13 and 20 shall survive any termination of this Sponsor Letter.

15)

The Sponsor hereby represents and warrants to SPAC and the Company as follows: (i) it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the Sponsor has all necessary power and authority to execute, deliver and perform this Sponsor Letter and consummate the transactions contemplated hereby; (ii) this Sponsor Letter has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Letter, this Sponsor Letter constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iii) the execution and delivery of this Sponsor Letter by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (A) in the case of the Sponsor, conflict with or result in a violation of the organizational documents of the Sponsor, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon any of the Sponsor Equity), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Letter; (iv) there are no Actions pending against the Sponsor or, to the knowledge of the Sponsor, threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Letter; (v) except for fees and expenses payable to Guggenheim Securities, LLC and Barclays Capital Inc., no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from the Sponsor or its controlled affiliates in connection with the Business Combination Agreement or the transactions contemplated thereby based upon any arrangement or agreement made by the Sponsor or its controlled affiliates for which SPAC or any of its controlled affiliates or, following the Closing, the Company or any of their controlled affiliates, would have any obligations or liabilities of any kind or nature; (vi) the Sponsor has had the opportunity to read the Business Combination Agreement and this Sponsor Letter and has had the opportunity to consult with its tax and legal advisors; (vii) the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder; (viii) the Sponsor has good title to all of the Sponsor Equity, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to, as applicable, vote, sell or otherwise dispose of such Sponsor Equity) affecting any such Sponsor Equity, other than pursuant to (A) this Sponsor Letter, (B) the SPAC Articles of Association, (C) the Business Combination Agreement, (D) the Amended and Restated Limited Liability Company Agreement of the Sponsor, (E) the Letter Agreement or (F) any applicable securities laws; and (x) the Sponsor Equity owned by the Sponsor are the only SPAC Class B Ordinary Shares, SPAC Warrants or other equity securities of SPAC Beneficially Owned by the Sponsor as of the date hereof.

16)

The Sponsor hereby agrees and acknowledges that SPAC and, prior to any termination of the Business Combination Agreement in accordance with its terms, the Company would be irreparably injured in the event of a breach by the Sponsor of any of its obligations under this Sponsor Letter and that monetary damages would not be an adequate remedy for any such breach and, accordingly, a non-breaching party shall be entitled to injunctive relief to prevent breaches of the provisions of this Sponsor Letter or to enforce specifically the performance of the terms and provisions hereof in any action, claim or suit, in addition to any other remedy that such party may have at Law or in equity in the event of such breach. The Sponsor hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

17)

If, and as often as, (a) there is any share split, share dividend, combination or reclassification that results in the Sponsor acquiring new SPAC Class B Ordinary Shares, SPAC Class A Ordinary Shares, SPAC Warrants or other equity securities of SPAC or Holdings Common Shares B, Holdings Common Shares A, Holdings Warrants or other equity securities of Holdings, (b) the Sponsor purchases or otherwise acquires Beneficial Ownership of any SPAC Class B Ordinary Shares, SPAC Warrants, SPAC Class A Ordinary Shares or other equity securities of SPAC or Holdings Common Shares B, Holdings Common Shares A, Holdings Warrants or other equity securities of Holdings after the date of this Sponsor Letter, or (c) Sponsor acquires the right to vote or share in the voting of any SPAC Class B Ordinary Shares, SPAC Class A Ordinary Shares or other equity securities of SPAC or Holdings Common Shares B, Holdings Common Shares A, Holdings Warrants or other equity securities of Holdings after the date of this Sponsor Letter, then, in each case, such SPAC Class B Ordinary Shares, SPAC Class A Ordinary Shares, SPAC Warrants and other equity securities of SPAC and Holdings Common Shares B, Holdings Common Shares A, Holdings Warrants and other equity securities of Holdings acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Letter.

18)

The Sponsor and SPAC hereby agree that, effective as of the Closing (and not before), (i) the Registration Rights Agreement, dated as of January 19, 2021, by and between SPAC and the Sponsor, (ii) the Amended Administrative Services Agreement, dated as of June 21, 2021, by and between SPAC and the Sponsor, and (iii) except as set forth in paragraph 2 hereof, all other agreements, arrangements or understandings (whether or not written) between the Sponsor and SPAC shall each automatically terminate and be of no further force or effect without any notice or other action by any party hereto and all rights, obligations and liabilities under any of the foregoing shall be deemed satisfied and neither the Sponsor nor SPAC, nor any of their respective affiliates, successors in interest or assigns, shall have any further rights, obligations or liabilities thereunder. In addition, each of the Sponsor and SPAC, for and on behalf of itself and its affiliates and its and their Related Parties, hereby unconditionally and irrevocably acquits, remises, discharges and forever releases, to the fullest extent permitted by applicable law, (x) the other and the other’s Related Parties and (y) the Company and the Company’s Related Parties, and all other persons acting by or through any of them (each of the foregoing solely in their capacity as such) from any and all liabilities or claims of every kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, arising out of or relating to any of the foregoing agreements, arrangements or understandings.

19)

The Sponsor hereby agrees to be bound by and subject to (a) Sections 7.05(b) and Section 7.11 of the Business Combination Agreement to the same extent such provisions apply to SPAC, as if the Sponsor is directly a party thereto, and (b) the first sentence of Section 7.01(d) of the Business Combination Agreement to the same extent such provisions apply to SPAC, as if the Sponsor is directly a party thereto.

20)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

Sincerely,

QUEEN’S GAMBIT HOLDINGS LLC

By:	/s/ Victoria Grace
Name: Victoria Grace
Title: Chief Executive Officer

Acknowledged and Agreed:

QUEEN’S GAMBIT GROWTH CAPITAL

By:	/s/ Victoria Grace
Name: Victoria Grace
Title: Chief Executive Officer

[SIGNATURE PAGE TO SPONSOR LETTER AGREEMENT]

Acknowledged and Agreed:

SWVL INC.

By:	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

[SIGNATURE PAGE TO SPONSOR LETTER AGREEMENT]

Schedule 1

Unanimous Written Resolution of the Holders of Holdings Common Shares B